
02058855

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administration Region of Hong Kong
People's Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of copies of:

(i) a public announcement in Hong Kong regarding the interim results for the six months ended June 30, 2002 of the Registrant;
(ii) a press release regarding the interim results for the six months ended June 30, 2002;
(iii) an interim report for the six months ended June 30, 2002; and
(iv) a public announcement in Hong Kong regarding the choice of language version(s) of future corporate communications by the registered shareholders of the Registrant.



For Immediate Release

SUNDAY Communications Limited: Interim Results 2002
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.8 to US$1.0)

- **EBITDA increased by 143% to HK$102 million (US$13 million)**
- **Loss decreased by 42% to HK$66 million (US$9 million)**
- **ARPU improved to HK$210 (US$27) in June 2002 from HK$205 (US$26) in December 2001**
- **Churn reduced to 4.7% in June 2002 from 7.8% in December 2001**

HONG KONG, SEPTEMBER 12, 2002 – SUNDAY Communications Limited (SEHK: 0866, NASDAQ: SDAY) has announced its interim results for the period ending 30 June 2002. The Group recorded strong EBITDA growth of HK$102 million, an improvement of HK$60 million over the corresponding period last year. The loss for the period decreased by 42 percent to HK$66 million. The loss per share was HK2.2 cents, compared to HK3.8 cents for the same period last year.

The Group also recorded positive cash flow of HK$73 million from operating activities during the period, as compared with a cash outflow of HK$75 million from operating activities during the first half of 2001. Mobile services revenue increased by 3% to HK$594 million. A decline in handset and accessory sales due to a reduction in subsidies helped to improve profitability. Total turnover of the Group was HK$664 million for the six months with a HK$33 million or 7% increase in gross profit to HK$494 million for the period. No interim dividend has been declared.

"In the first half of 2002, SUNDAY has continued to improve operating results in a market that remains competitive. SUNDAY has a sound and steadily improving business – we remain confident of our ability to manage the Company's debt under existing financial arrangements and we are well positioned for the future," said Bruce Hicks, Group Managing Director of SUNDAY Communications Limited.

"The key to our improvement in operating results over the past six months has been a rigorous focus on ensuring stable and cost-effective operations. The improvements stem from our successful efforts in churn reduction, ongoing cost control and business process re-engineering," Hicks said.

"SUNDAY is well-prepared to take advantage of the next phase in wireless communications. We are well positioned for future growth with a segmented approach to the market, a solid rollout plan for new data services and a lean operating structure. We're confident that SUNDAY will continue to deliver good business performance," Hicks added.

Review of Operations

The Group continued to streamline its operations and to exercise tight financial controls to reduce operating costs. Cost reductions centred on successfully reducing churn, ongoing cost controls and continued business process re-engineering. Operating costs (excluding depreciation) for the six months ended 30th June, 2002 decreased by HK$26 million or 6 percent to HK$393 million as compared with the corresponding period in 2001, even though there was an 18 percent increase in subscriber numbers and a 16 percent increase in the number of cell sites to enhance coverage. As a result, the Group recorded EBITDA of HK$102 million for the six months ended 30th June, 2002, an improvement of HK$60 million as compared with the corresponding period last year.

As part of the focus on streamlining costs, the Group set up an operations centre in Shenzhen to provide various support services to SUNDAY, and to better position SUNDAY for future opportunities to provide services in China. The new centre will help to save operating costs as well as to enhance service quality by leveraging the lower labour costs in China. It is expected that the benefits from this new centre will begin to be reflected in the Group's results in 2003.

Net loss for the six months ended 30th June, 2002 decreased by HK$48 million, or 42 percent, to HK$66 million as compared with the corresponding period of 2001. The better performance was mainly attributable to the improvements in operating results as mentioned above, and partly offset by the share of losses from joint ventures of HK$11 million.

Mobile Services

Total mobile subscribers increased by 18 percent to 570,000 as at 30th June, 2002 as compared with 30th June, 2001. Revenue from the mobile services business for the six months ended 30th June, 2002 recorded a 3 percent increase to HK$594 million as compared with the corresponding period in 2001. The gross profit of the mobile services business was stable at 82 percent.

The mobile services business improved continuously during the period. Monthly average revenue per user ("ARPU") has shown a rising trend since the second quarter this year with increased wireless data revenue. ARPU improved to HK$210 in June 2002 from HK$205 in December 2001, reversing the painful trend observed for the past four years of sharply declining ARPU. ARPU for June 2001 was HK$224. The monthly churn rate, calculated as a percentage of opening subscribers, was reduced to 4.7 percent in June 2002 from 10.7 percent in June 2001 and 7.8 percent in December 2001, with the implementation of effective retention programs and a market which was somewhat less fiercely competitive, especially in the areas of handset subsidies and service prices.

Revenues from the sales of mobile phones and accessories for the six months ended 30th June, 2002 dropped by 57 percent to HK$63 million. The drop was mainly attributable to a reduction of sales volume, which resulted from reduced handset subsidies. As the Group does not make a profit from selling handsets and accessories, this decline is favourable, allowing the Group to earn a gross profit of HK$2 million as compared with a gross loss of HK$11 million on sales of mobile phones and accessories over the corresponding period in 2001. The revenues and the gross profit from international telecommunications and other services remained stable and relatively small.

Capital Expenditure

Capital expenditures incurred during the period amounted to HK$54 million, which were mainly for enhancement of the mobile network for data services, and setting up the Shenzhen operations centre. In terms of cash flow, capital expenditures including deposit payments for the period amounted to HK$36 million, and direct drawdown of the revolving facility provided by Nortel Networks (Asia) Limited ("Nortel") amounted to HK$50 million. Following the investment made by the Group through the end of 2002 to expand coverage and provide capacity for GPRS services, capital expenditures in the near future will be mainly for maintenance of the 2G/2.5G network.

In January 2002, SUNDAY formed a 50:50 joint venture company with the Shell Group to operate as a mobile virtual network operator ("MVNO") on a pilot project basis. The pilot project provided SUNDAY with valuable operating and strategic understanding of MVNO potential within Hong Kong. Upon completion of the pilot project in August, it was determined that MVNOs have limited potential and the decision was made to shut down the joint venture. This experience in running an MVNO operation reinforces the Group's belief that owning a 3G network licence is essential for value creation in the future and that those companies without networks will have limited upside opportunity.

Liquidity and Financial Resources

The Group recorded positive cash flow of HK$73 million from operating activities during the six months ended 30th June, 2002 as compared with a cash outflow of HK$75 million during the corresponding period in 2001. The Group is now close to being cash-flow positive, and is able to cover maintenance capital expenditures by cash flow generated from operating activities.

The outstanding bank loan and vendor loan balances as at 30th June, 2002 are repayable in nine quarterly installments through September 2004, and are secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company. The bank loans and the vendor loans bear interest at prevailing market rates.

On 30th July, 2002, the Group entered into various documents to amend its bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group for business development and/or cost saving measures, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered.

On 17th May, 2002, the expiry date of the revolving facility provided by Nortel was extended to 11th September, 2004. During the period, HK$174 million was drawn down from the revolving facility.

SUNDAY's management is confident of managing its debt and repayment schedule under the existing financing arrangements. As at 30th June, 2002, the Group had cash reserves and available revolving facility of HK$868 million. Net debt at 30th

June amounted to HK$597 million. Net debt will increase slightly through the end of 2002 to complete our final phase of 2.5G network enhancement before 3G, and will begin to reduce thereafter. SUNDAY has already paid its first 5 years of 3G license fees and capital expenditure for 3G rollout is not expected until 2004, when appropriate financing arrangements will be made.

Prospects

SUNDAY is well positioned for future growth despite the expectation that the market will remain tough and competitive in the coming year. SUNDAY's improved business performance is expected to continue. In addition to the company's ability to manage its debt and repayment schedule under existing financing arrangements, the re-engineering and cost control measures of the past 18 months have delivered a leaner operating business and low cost base that is essential to effectively compete in a maturing, competitive market.

SUNDAY, therefore, is well prepared to benefit from the next phase of mobile services development. The Group is developing a segmented approach to the market in order to enhance customer retention, derive greater value and drive future revenue growth through the delivery of tailor-made services. As part of this approach and to enhance the specific products and services demanded by individual segments, SUNDAY has a solid rollout plan for new data services. The Group expects to make the most of these opportunities over the coming 6 to 12 months, while continuing to concentrate on improving operating efficiency.

This and other information about SUNDAY can be accessed via
www.sunday.com,
www.irasia.com/listco/hk/sunday, *and*
www.quamnet.com/fcgi-bin/ir/ipo.fpl?par2=2&par4=0866&x=12&y=6

About SUNDAY

SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong and well recognized in the telecoms industry. SUNDAY began commercial operations in 1997. The company's core strategy is to capitalize on the convergence of wireless communications and data technologies to develop innovative services and solutions. It has been a leader in introducing wireless "lifestyle" services in Hong Kong. Today, SUNDAY is focused on developing and delivering targeted wireless data applications and services to an increasingly segmented marketplace. As a 3G mobile licence holder, SUNDAY is committed to develop an enhanced range of 3G wireless services. For more information, visit www.sunday.com.

- Ends –

For enquiries, please contact:

Media
Stella Wong, SUNDAY Communications Ltd
Tel : (852) 2113-8251 / 9230-5501
Email : stella.wong@corp.sunday.com

IR
Email : ir@corp.sunday.com

Condensed Consolidated Profit and Loss Account
For the six months ended 30th June, 2002

	Unaudited		
	Six months ended 30th June,		
	2002	2002	2001
	US$'000	HK$'000	HK$'000
Mobile services	76,214	594,469	574,584
Sales of mobile phones and Accessories	8,102	63,192	144,960
International telecommunications and other services	855	6,672	6,286
Turnover	85,171	664,333	725,830
Cost of inventories sold and services provided	(21,826)	(170,239)	(264,560)
Gross profit	63,345	494,094	461,270
Other revenues	109	849	-
Network costs	(18,979)	(148,035)	(148,224)
Depreciation	(16,740)	(130,570)	(134,236)
Rent and related costs	(3,950)	(30,806)	(28,057)
Salaries and related costs	(15,319)	(119,492)	(119,713)
Advertising, promotion and other selling costs	(8,391)	(65,452)	(92,135)
Other operating costs	(3,738)	(29,157)	(31,091)
Loss from operations	(3,663)	(28,569)	(92,186)
Interest income	214	1,669	15,519
Finance costs	(3,659)	(28,538)	(37,806)
Share of losses from joint ventures	(1,415)	(11,039)	-
Loss for the period	(8,523)	(66,477)	(114,473)
Loss per share	(0.3 cents)	(2.2 cents)	(3.8 cents)
EBITDA	13,077	102,001	42,050

Condensed Consolidated Balance Sheet
As at 30th June, 2002

	Unaudited 30th June, 2002 US$'000	Unaudited 30th June, 2002 HK$'000	Audited 31st December, 2001 HK$'000
Non-current assets			
Intangible asset	74,863	583,930	583,930
Fixed assets	155,990	1,216,724	1,293,479
Investment in joint ventures	965	7,527	4,940
Restricted cash deposits	306	2,385	2,385
	232,124	1,810,566	1,884,734
Current assets			
Inventories	1,096	8,546	20,448
Trade receivables	11,104	86,609	88,462
Deposits, prepayments and other receivables	17,038	132,898	95,608
Restricted cash deposits	17,170	133,927	132,706
Bank balances and cash	12,148	94,756	47,328
	58,556	456,736	384,552
Current liabilities			
Trade payables	6,802	53,054	47,932
Other payables and accrued Charges	24,809	193,509	193,311
Subscriptions received in advance	17,050	132,986	145,795
Current portion of long-term loans and obligations under finance leases	27,876	217,434	196,960
	76,537	596,983	583,998
Net current liabilities	(17,981)	(140,247)	(199,446)
	214,143	1,670,319	1,685,288
Financed by:			
Share capital	38,333	299,000	299,000
Reserves	54,169	422,519	488,996
Shareholders' equity	92,502	721,519	787,996

Long-term liabilities			
3G licence fees liability	42,706	333,109	333,109
Long-term loans and obligations under finance leases	78,400	611,522	556,653
Subscriptions received in advance	535	4,169	7,530
	121,641	948,800	897,292
	214,143	1,670,319	1,685,288



SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.8 to US$1.0)

- EBITDA increased by 143% to HK$102 million (US$13 million)
- Loss decreased by 42% to HK$66 million (US$9 million)
- Subscriber numbers increased by 3% to 570,000, compared to 551,000 in December 2001
- ARPU improved to HK$210 (US$27) in June 2002 from HK$205 (US$26) in December 2001
- Operating expenses (excluding depreciation) reduced by 6%, and dropped from 73% to 66% as a percentage of mobile services revenue
- Churn reduced to 4.7% in June 2002 from 7.8% in December 2001

RESULTS

The Directors of SUNDAY Communications Limited ("the Company") are pleased to present the consolidated profit and loss account for the six months ended 30th June, 2002 and the consolidated balance sheet as at 30th June, 2002 of the Company and its subsidiaries ("the Group"), all of which are unaudited and condensed.

Condensed Consolidated Profit and Loss Account
For the six months ended 30th June, 2002

	Note	Unaudited Six months ended 30th June, 2002 US$'000	2002 HK$'000	2001 HK$'000
Mobile services		76,214	594,469	574,584
Sales of mobile phones and accessories		8,102	63,192	144,960
International telecommunications and other services		855	6,672	6,286
Turnover	1	85,171	664,333	725,830
Cost of inventories sold and services provided		(21,826)	(170,239)	(264,560)
Gross profit		63,345	494,094	461,270
Other revenues		109	849	—
Network costs		(18,979)	(148,036)	(148,224)
Depreciation		(16,740)	(130,577)	(134,236)
Rent and related costs		(3,950)	(30,806)	(28,057)
Salaries and related costs		(15,319)	(119,492)	(119,713)
Advertising, promotion and other selling costs		(8,391)	(65,452)	(92,135)
Other operating costs		(3,738)	(29,157)	(31,091)
Loss from operations	1, 2	(3,663)	(28,569)	(92,186)
Interest income		214	1,669	15,519
Finance costs		(3,659)	(28,538)	(37,806)
Share of losses from joint ventures		(1,418)	(11,039)	—
Loss for the period		(8,523)	(66,477)	(114,473)
Loss per share	4	(0.3 cents)	(2.2 cents)	(3.8 cents)
EBITDA	5	13,087	102,081	42,050

Condensed Consolidated Balance Sheet
As at 30th June, 2002

	Unaudited 30th June, 2002 US$'000	Unaudited 30th June, 2002 HK$'000	Audited 31st December, 2001 HK$'000
Non-current assets			
Intangible asset	74,863	583,930	583,930
Fixed assets	155,990	1,216,724	1,293,479
Investment in joint ventures	965	7,527	4,940
Restricted cash deposits	306	2,385	2,385
	232,124	1,810,566	1,884,734
Current assets			
Inventories	1,096	8,546	20,448
Trade receivables	11,104	86,609	88,462
Deposits, prepayments and other receivables	17,038	132,896	95,608
Restricted cash deposits	17,170	133,929	132,706
Bank balances and cash	12,148	94,756	47,328
	58,556	456,736	384,552
Current liabilities			
Trade payables	6,802	53,054	47,932
Other payables and accrued charges	24,809	193,509	193,311
Subscriptions received in advance	17,050	132,986	145,795
Current portion of long-term loans and obligations under finance leases	27,876	217,434	196,960
	76,537	596,983	583,998
Net current liabilities	(17,981)	(140,247)	(199,446)
	214,143	1,670,319	1,685,288
Financed by:			
Share capital	38,333	299,000	299,000
Reserves	54,169	422,519	488,996
Shareholders' equity	92,502	721,519	787,996
Long-term liabilities			
3G Licence fees liability	42,706	333,109	333,109
Long-term loans and obligations under finance leases	78,400	611,522	556,653
Subscriptions received in advance	535	4,169	7,530
	121,641	948,800	897,292
	214,143	1,670,319	1,685,288

Notes:

1. **Segment information**

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and international telecommunications and other services.

Six months ended 30th June, 2002	Mobile services HK$'000	Sales of mobile phones and accessories HK$'000	International telecommunications and other services HK$'000	Group HK$'000
Turnover	594,469	63,192	6,672	664,333
Profit/(loss) from operations	3,987	(15,307)	(17,249)	(28,569)
Interest income				1,669
Finance costs				(28,538)
Share of losses from joint ventures	(10,448)		(591)	(11,039)
Loss for the period				(66,477)

Six months ended 30th June, 2001	Mobile services HK$'000	Sales of mobile phones and accessories HK$'000	International telecommunications and other services HK$'000	Group HK$'000
Turnover	574,584	144,960	6,286	725,830
Loss from operations	(12,475)	(38,929)	(40,782)	(92,186)
Interest income				15,519
Finance costs				(37,806)
Loss for the period				(114,473)

2. **Loss from operations**

Loss from operations is stated after charging the following:

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Cost of inventories sold	66,604	156,149
Depreciation:		
— owned fixed assets	128,478	129,819
— leased fixed assets	2,099	4,417
Loss on disposals of fixed assets	66	10
Operating lease charges:		
— land and buildings, including transmission sites	106,701	102,801
— leased lines	43,836	47,796
Provision for doubtful debts	14,554	10,399

3. **Taxation**

No provision for Hong Kong profits tax has been made as the Group has no assessable profit for the period (2001: Nil).

4. **Loss per share**

(a) *Basic loss per share*

The calculation of basic loss per share is based on the Group's loss for the six months ended 30th June, 2002 of HK$66,477,000 (2001: loss of HK$114,473,000) and the 2,990,000,000 shares (2001: 2,990,000,000 shares) in issue during the period.

(b) *Diluted loss per share*

There is no dilutive effect upon exercise of the share options on the loss per share for the six months ended 30th June, 2002.

5. **EBITDA**

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures of the Group.

6. **Subsequent events**

On 30th July, 2002, the Group entered into various documents to effect certain amendments to its bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group for business development and/or cost saving measures, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. Details can be referred to the announcement on "Amendments to Nortel and UOB Facilities" dated 31st July, 2002.

The Company also announced on 23rd August, 2002 that the operations of Shell & SUNDAY Mobile Communications Limited, the joint venture formed with Shell Hong Kong Limited, will be shut down effective 26th September, 2002.

INTERIM DIVIDENDS

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June, 2002 (2001: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

SUNDAY has delivered significantly improved operating results during the period under review. The Group recorded EBITDA of HK$102 million, an improvement of HK$60 million over the corresponding period last year. Loss for the period decreased by 42% to HK$66 million. The Group also recorded positive cash flow of HK$73 million from operating activities as compared with a cash outflow of HK$75 million from operating activities during the first half of 2001. This positive cash flow from operations covered finance costs and maintenance capital expenditure.

The Group has focused on ensuring stable and cost-effective operations. Improvements in operating performance stem from the efforts made in churn reduction, ongoing cost control and business process re-engineering. Subscriber numbers, mobile services revenue and monthly average revenue per user ("ARPU") have all improved.

SUNDAY's management is confident of managing its debt and repayment schedule under the existing financing arrangements. As at 30th June, 2002, the Group had cash reserves and available revolving facility of HK$668 million. Net debt at 30th June, 2002 amounted to HK$597 million. Net debt will increase slightly through the end of 2002 to complete our final phase of 2.5G network enhancement before 3G, and will begin to reduce thereafter. SUNDAY has already paid its first 5 years of 3G licence fees and capital expenditure for 3G rollout is not expected until 2004, when appropriate financing arrangements will be made.

SUNDAY is well-prepared to take advantage of the next phase in wireless communications, and is positioned for future growth with a lean operating structure, a segmented approach to the market and a solid rollout plan for new data services.

Review of Operations

Total mobile subscribers increased by 18% to 570,000 as at 30th June, 2002 as compared with 30th June, 2001, and increased by 3% as compared with 31st December, 2001. Revenue from the mobile services business for the six months ended 30th June, 2002 recorded a 3% increase to HK$594 million as compared with the corresponding period in 2001 and increased by 1% as compared with the second half of 2001. The gross profit of the mobile services business was stable at 82%.

The mobile services business has improved continuously during the period. ARPU has shown a rising trend since the second quarter this year with increased wireless data revenue. ARPU improved to HK$210 in June 2002 from HK$205 in December 2001, reversing the painful trend observed for the past four years of sharply declining ARPU. ARPU for June 2001 was HK$224. The monthly churn rate, calculated as a percentage of opening subscribers, was reduced to 4.7% in June 2002 from 10.7% in June 2001 and 7.8% in December 2001, with the implementation of effective retention programs and an easing of market competition.

Revenues from the sales of mobile phones and accessories for the six months ended 30th June, 2002 dropped by 57% to HK$63 million. As the Group does not earn a profit from selling handsets, this decline in revenues is favourable for the Group. The revenues and the gross profit from international telecommunications and other services remained stable and relatively small.

Therefore, while the total turnover of the Group decreased by 9% to HK$664 million for the six months ended 30th June, 2002, mobile services revenue increased by 3% resulting in improved gross profit for the Group. Gross profit increased by HK$33 million, or 7%, to HK$494 million for the period.

The Group continues to streamline its operations and to exercise tight financial controls to reduce operating costs. Operating costs (excluding depreciation) for the six months ended 30th June, 2002 decreased by HK$26 million or 6% to HK$393 million as compared with the corresponding period of 2001, even though there was an 18% increase in subscriber numbers and a 16% increase in the number of cell sites to enhance coverage. The Group recorded EBITDA of HK$102 million for the six months ended 30th June, 2002, an improvement of HK$60 million as compared with the corresponding period last year.

During the period, the Group set up an operations centre in Shenzhen to provide various support services to SUNDAY, and to better position SUNDAY for future opportunities to provide services in China. The new centre will help to reduce operating costs as well as to enhance service quality by leveraging the lower labour costs in China. It is expected that the benefits from this new centre will be fully reflected in the Group's results in 2003.

Net loss for the six months ended 30th June, 2002 was HK$66 million as compared with HK$114 million in the corresponding period of 2001. The better performance was mainly attributable to the improvement in operating results as mentioned above, and partly offset by the share of losses from joint ventures of HK$11 million.

Capital expenditure incurred during the period amounted to HK$54 million, and was mainly for enhancement of the mobile network for data services, and setting up the Shenzhen operations centre. In terms of cash flow, capital expenditure payment including deposit payment for the period amounted to HK$36 million, and direct drawdown from the revolving facility provided by Nortel Networks (Asia) Limited ("Nortel") amounted to HK$50 million. Following the investment made by the Group through the end of 2002 to expand coverage and provide capacity for GPRS services, capital expenditure in the near future will be mainly for maintenance of the 2G/2.5G network.

In January 2002, SUNDAY formed a 50:50 joint venture company with the Shell Group to operate as a mobile virtual network operator ("MVNO") on a pilot project basis. The pilot project provided SUNDAY with valuable operating and strategic understanding of MVNO potential within Hong Kong. Upon completion of the pilot project in August, it was determined that MVNOs have limited potential and the decision was made to shut down the joint venture. This experience in running an MVNO operation reinforces the Group's belief that owning a 3G network licence as SUNDAY does in Hong Kong, is essential for value creation in the future and that those companies without networks will have limited upside opportunity.

Prospects

SUNDAY is well positioned for future growth despite the expectation that the market will remain tough and competitive in the coming year. SUNDAY's improved business performance is expected to continue. In addition to the company's ability to manage its debt and repayment schedule under existing financing arrangements, the re-engineering and cost control measures of the past 18 months have delivered a leaner operating business and low cost base that is essential to effectively compete in a maturing, competitive market.

SUNDAY is, therefore, well prepared to benefit from the next phase of mobile services development. The Group is developing a segmented approach to the market in order to enhance customer retention, derive greater value and drive future revenue growth through the delivery of tailor-made service offerings. As part of this approach and to enhance the specific products and services demanded by individual segments, SUNDAY has a solid rollout plan for new data services. The Group intends to make the most of these opportunities over the coming six to twelve months, while continuing to concentrate on improving operating efficiency.

Liquidity and Financial Resources

The Group recorded positive cash flow of HK$73 million from operating activities during the six months ended 30th June, 2002 as compared with a cash outflow of HK$75 million during the corresponding period in 2001. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the revolving facility from Nortel.

The outstanding bank loan and vendor loan balances as at 30th June, 2002 are repayable in nine quarterly instalments through September 2004, and are secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company. The bank loans and the vendor loans bear interest at prevailing market rates.

On 17th May, 2002, the expiry date of the revolving facility provided by Nortel was extended to 11th September, 2004. During the period, HK$174 million was drawn down from the revolving facility.

As at 30th June, 2002, the Group had total bank and vendor loans of HK$828 million, cash reserves of HK$231 million and available revolving facility of HK$437 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$597 million, and net debt to equity ratio was 83% as at 30th June, 2002. The Group has already paid an amount of HK$250 million to the Office of Telecommunications Authority (in October 2001) as prepayment for the first five years' minimum annual fees of the 3G licence.

On 30th July, 2002, the Group entered into various documents to amend its bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. The Directors believe that the agreed amendments to the financing documentation are beneficial to the Group. Details of the amendments were disclosed in an announcement by the Company dated 31st July, 2002.

Foreign Exchange Exposure

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the long-term vendor loan facility. As at 30th June, 2002, the outstanding vendor loans amounted to approximately US$42 million but the Group also had bank deposits of US$16 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR") and the net SDR-denominated payables were insignificant as at 30th June, 2002. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Employees and Share Option Scheme

The Group employed 976 full-time employees as at 30th June, 2002, of which 239 employees are in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June, 2002 amounted to HK$119 million, which was comparable to the corresponding period in 2001.

The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include a mandatory provident fund scheme, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted an employee share option scheme on 1st March, 2000 ("Old Scheme"). On 22nd May, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Scheme") and termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of existing options granted. Details of the New Scheme were disclosed in the circular to shareholders dated 24th April, 2002.

No share options were granted during the six months ended 30th June, 2002 under the New Scheme or the Old Scheme.

CORPORATE GOVERNANCE

Code of Best Practice

The Group is committed to high standards of corporate governance. It has complied throughout the six months ended 30th June, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

Audit Committee

The Audit Committee of the Company is chaired by Mr. Robert John Richard Owen, an independent Non-executive Director. During the period, the Audit Committee met regularly with the external auditors and the Company's internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee also followed up with management regularly on the management actions arising from the audits.

The Audit Committee has reviewed the condensed interim accounts and the Interim Report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Interim Report has not been audited but has been reviewed by the Company's external auditors.

Committee and Board Meetings

Since 1st January to 12th September, 2002, the Board of Directors has met three times, and the Audit Committee has met twice. The Executive Management Committee has met ten times in addition to frequent informal meetings with the senior management.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June, 2002, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 12th September, 2002

http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The Company will submit all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited on or before 30th September, 2002 for publication on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk).

20:02

A solid first half

SUNDAY Interim Report

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung
Craig Edward Ehrlich

Non-executive Directors

Peter Kin Ngok Lam
Simon Murray
Tak Sing Yip
Hongqing Zheng

Independent Non-executive Directors

Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE

Robert John Richard Owen
Henry Michael Pearson Miles
Simon Murray

REMUNERATION COMMITTEE

Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

CHIEF EXECUTIVE OFFICER

Fergus Wilmer

COMPANY SECRETARY

Janet Ching Man Fung

REGISTERED OFFICE

Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS

13th Floor
Warwick House
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Front Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
United Overseas Bank Limited

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong



STOCK CODES

The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES

http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

Condensed Consolidated Profit and Loss Account

The Directors of SUNDAY Communications Limited (the "Company") are pleased to present the Interim Report and the condensed accounts of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002. The consolidated profit and loss account and the consolidated cash flow statement for the six months ended 30th June, 2002 and the consolidated balance sheet and the statement of changes in shareholders' equity as at 30th June, 2002 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 2 to 13 of this report.

	Note	Unaudited Six months ended 30th June, 2002 US$'000	2002 HK$'000	2001 HK$'000
Mobile services		76,214	594,469	574,584
Sales of mobile phones and accessories		8,102	63,192	144,960
International telecommunications and other services		855	6,672	6,286
Turnover	2	85,171	664,333	725,830
Cost of inventories sold and services provided		(21,826)	(170,239)	(264,560)
Gross profit		63,345	494,094	461,270
Other revenues		109	849	–
Network costs		(18,979)	(148,035)	(148,224)
Depreciation		(16,740)	(130,570)	(134,236)
Rent and related costs		(3,950)	(30,806)	(28,057)
Salaries and related costs		(15,319)	(119,492)	(119,713)
Advertising, promotion and other selling costs		(8,391)	(65,452)	(92,135)
Other operating costs		(3,738)	(29,157)	(31,091)
Loss from operations	2, 3	(3,663)	(28,569)	(92,186)
Interest income		214	1,669	15,519
Finance costs		(3,659)	(28,538)	(37,806)
Share of losses from joint ventures		(1,415)	(11,039)	–
Loss for the period		(8,523)	(66,477)	(114,473)
Loss per share	6	(0.3 cents)	(2.2 cents)	(3.8 cents)
EBITDA	7	13,077	102,001	42,050

Condensed Consolidated Balance Sheet

	Note	Unaudited 30th June, 2002 US$'000	Unaudited 30th June, 2002 HK$'000	Audited 31st December, 2001 HK$'000
Non-current assets				
Intangible asset		74,863	583,930	583,930
Fixed assets	8	155,990	1,216,724	1,293,479
Investments in joint ventures	9	965	7,527	4,940
Restricted cash deposits	10	306	2,385	2,385
		232,124	1,810.566	1,884,734
Current assets				
Inventories		1,096	8,546	20,448
Trade receivables	11	11,104	86,609	88,462
Deposits, prepayments and other receivables		17,038	132,898	95,608
Restricted cash deposits	10	17,170	133,927	132,706
Bank balances and cash		12,148	94,756	47,328
		58,556	456,736	384,552
Current liabilities				
Trade payables	12	6,802	53,054	47,932
Other payables and accrued charges		24,809	193,509	193,311
Subscriptions received in advance		17,050	132,986	145,795
Current portion of long-term loans and obligations under finance leases	13	27,876	217,434	196,960
		76,537	596,983	583,998
Net current liabilities		(17,981)	(140,247)	(199,446)
		214,143	1,670,319	1,685,288
Financed by:				
Share capital		38,333	299,000	299,000
Reserves		54,169	422,519	488,996
Shareholders' equity		92,502	721,519	787,996
Long-term liabilities				
3G Licence fees liability		42,706	333,109	333,109
Long-term loans and obligations under finance leases	13	78,400	611,522	556,653
Subscriptions received in advance		535	4,169	7,530
		121,641	948,800	897,292
		214,143	1,670,319	1,685,288

Statement of Changes in Shareholders' Equity

Group

	Share capital HK$'000	Reserve arising from the Reorganisation HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total shareholders' equity HK$'000
Unaudited					
As at 1st January, 2001	299,000	1,254,000	2,124,424	(2,677,680)	999,744
Loss for the period	–	–	–	(114,473)	(114,473)
As at 30th June, 2001	299,000	1,254,000	2,124,424	(2,792,153)	885,271
Unaudited					
As at 1st January, 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the period	–	–	–	(66,477)	(66,477)
As at 30th June, 2002	299,000	1,254,000	2,124,424	(2,955,905)	721,519

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 30th June,			Audited Year ended 31st December,
	2002	2002	2001	2001
	US$'000	HK$'000	HK$'000	HK$'000
Net cash inflow/(outflow) from operating activities	9,334	72,809	(75,244)	(88,355)
Investing activities				
Investment in a joint venture	(1,747)	(13,626)	–	(4,940)
Purchases of fixed assets	(4,663)	(36,375)	(63,866)	(146,664)
Proceeds from disposals of fixed assets	2	15	15	504
Changes in restricted cash deposits	(157)	(1,221)	27,020	(39,066)
Payment of 3G Licence fees	–	–	–	(250,000)
Payment of 3G Licence related expenses	–	–	–	(821)
Net cash outflow from investing activities	(6,565)	(51,207)	(36,831)	(440,987)
Net cash inflow/(outflow) before financing	2,769	21,602	(112,075)	(529,342)
Financing				
Repayment of long-term bank loans	(10,000)	(78,000)	(12,000)	(24,000)
Repayment of long-term vendor loans	(2,500)	(19,500)	(9,748)	(19,543)
Increase in long-term vendor loans	16,000	124,800	-	-
Capital element of finance lease payments	(189)	(1,474)	(3,731)	(5,927)
Net cash inflow/(outflow) from financing	3,311	25,826	(25,479)	(49,470)
Increase/(decrease) in cash and cash equivalents	6,080	47,428	(137,554)	(578.812)
Cash and cash equivalents at 1st January	6,068	47,328	626,140	626,140
Cash and cash equivalents at 30th June/31st December	12,148	94,756	488,586	47,328
Analysis of balances of cash and cash equivalents				
Bank balances and cash	12,148	94,756	488,586	47,328

Notes to the Condensed Consolidated Accounts

1. Principal accounting policies

(a) Basis of presentation

The unaudited condensed interim accounts ("interim accounts") have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are the same as those used in the annual accounts for the year ended 31st December, 2001.

(b) Convenience translations

The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the six months ended 30th June, 2002, and condensed consolidated balance sheet as at 30th June, 2002 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.8 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

2. Segment information

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and international telecommunications and other services.

	Six months ended 30th June, 2002			
	Mobile services	Sales of mobile phones and accessories	International telecommunications and other services	Group
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	594,469	63,192	6,672	664,333
Profit/(loss) from operations	3,987	(15,307)	(17,249)	(28,569)
Interest income				1,669
Finance costs	(10,448)			(28,538)
Share of losses from joint ventures			(591)	(11,039)
Loss for the period				(66,477)

	Six months ended 30th June, 2001			
	Mobile services	Sales of mobile phones and accessories	International telecommunications and other services	Group
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	574,584	144,960	6,286	725,830
Loss from operations	(12,475)	(38,929)	(40,782)	(92,186)
Interest income				15,519
Finance costs				(37,806)
Loss for the period				(114,473)

3. Loss from operations

Loss from operations is stated after charging the following:

	Six months ended 30th June, 2002	2001
	HK$'000	HK$'000
Cost of inventories sold	60,604	156,149
Depreciation:		
- owned fixed assets	128,475	129,819
- leased fixed assets	2,095	4,417
Loss on disposals of fixed assets	66	10
Operating leases charges:		
- land and buildings, including transmission sites	108,701	102,601
- leased lines	43,526	47,798
Provision for doubtful debts	14,554	10,399

4. Taxation

No provision for Hong Kong profits tax has been made as the Group has no assessable profit for the period (2001: Nil).

5. Interim dividends

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June, 2002 (2001: Nil).

6. Loss per share

(a) Basic loss per share

The calculation of basic loss per share is based on the Group's loss for the six months ended 30th June, 2002 of HK$66,477,000 (2001: loss of HK$114,473,000) and the weighted average number of 2,990,000,000 shares (2001: 2,990,000,000 shares) in issue during the period.

(b) Diluted loss per share

There is no dilutive effect upon exercise of the share options on the loss per share for the six months ended 30th June, 2002.

7. EBITDA

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures of the Group.

8. Fixed assets

	HK$'000
Cost	
At 1st January, 2002	2,246,331
Additions	53,896
Disposals	(788)
At 30th June, 2002	2,299,439
Accumulated depreciation	
At 1st January, 2002	952,852
Charge for the period	130,570
Disposals	(707)
At 30th June, 2002	1,082,715
Net book value	
At 30th June, 2002	1,216,724
At 31st December, 2001	1,293,479

At 30th June, 2002, the net book value of fixed assets held by the Group under finance leases amounted to HK$867,621 (31st December, 2001: HK$2,963,000).

All fixed assets were pledged as security for bank loan and vendor loan facilities of the Group.

9. Investments in joint ventures

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
Share of net (liabilities)/assets	(11,033)	1
Advances	18,560	4,939
	7,527	4,940

As at 30th June, 2002, particulars of the joint ventures were as follows:

Name	Nature	Place of incorporation	Voting power	Principal activities and place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong
Shell & SUNDAY Mobile Communications Limited	Corporate	Hong Kong	50%	Provision of mobile services in Hong Kong as a mobile virtual network operator on a pilot project basis

The advances to the joint ventures are unsecured, interest free and have no fixed repayment terms.

10. Restricted cash deposits

As at 30th June, 2002, a bank deposit of HK$2,385,000 (31st December, 2001: HK$2,385,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 30th June, 2002, another bank deposit of HK$133,927,000 (31st December, 2001: HK$132,706,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

11. Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
0-30 days	63,999	63,463
31-60 days	11,002	13,902
61-90 days	6,241	6,755
Over 90 days	5,367	4,342
	86,609	88,462

12. Trade payables

The ageing analysis of the trade payables is as follows:

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
0-30 days	36,682	36,170
31-60 days	5,714	2,383
61-90 days	1,656	2,697
Over 90 days	9,002	6,682
	53,054	47,932

13. Long-term loans and obligations under finance leases

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
Bank loans (secured)	498,000	576,000
Vendor loans (secured)	330,272	175,455
Obligations under finance leases	684	2,158
	828,956	753,613
Less: Current portion included under current liabilities		
- bank loans	(168,000)	(156,000)
- vendor loans	(48,750)	(38,990)
- obligations under finance leases	(684)	(1,970)
	(217,434)	(196,960)
	611,522	556,653

(a) Bank and vendor loans

At 30th June, 2002 and 31st December, 2001, the Group's long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans	
	30th June, 2002 HK$'000	31st December, 2001 HK$'000	30th June, 2002 HK$'000	31st December, 2001 HK$'000
Within one year	168,000	156,000	48,750	38,990
In the second year	210,000	180,000	68,250	58,485
In the third to fifth year	120,000	240,000	213,272	77,980
	498,000	576,000	330,272	175,455

The bank loans and the vendor loans bear interest at prevailing market rates and are repayable in 15 quarterly instalments commencing from 11th March, 2001. During the six months ended 30th June, 2002, the Group repaid the bank loans and the vendor loans of HK$78,000,000 and HK$19,500,000, respectively.

(b) Banking and other borrowing

During the period, the expiry date of the revolving loan facility granted by Nortel Networks (Asia) Limited, a major vendor of the Group, was further extended to 11th September, 2004 pursuant to an agreement dated 17th May, 2002. The revolving loan facility available will be reduced in the same proportion as the repayments of the vendor loans (as set out in note 13(a)) bear to the vendor loans of US$25,000,000 (approximately HK$195,000,000). As at 30th June, 2002, the available revolving loan facility was US$81,700,000 (approximately HK$637,260,000).

(c) Obligations under finance leases

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
Minimum lease payments		
Within one year	755	2,123
In the second year	-	209
	755	2,332
Future finance charges on finance leases	(71)	(174)
Present value of finance lease liabilities	684	2,158
The present value of finance lease liabilities is as follows:		
Within one year	684	1,970
In the second year	-	188
	684	2,158

14. Capital commitments

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
In respect of purchases of fixed assets:		
- contracted but not provided for	58,429	118,044
- authorised but not contracted for	18,116	70,510
	76,545	188,554

15. Commitments under operating leases

At 30th June, 2002 and 31st December, 2001, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30th June, 2002 HK$'000	31st December, 2001 HK$'000
In respect of land and buildings, including transmission sites:		
- within one year	174,187	170,948
- in the second to fifth year inclusive	104,388	111,702
- after the fifth year	-	2,035
	278,575	284,685
In respect of leased lines:		
- within one year	50,106	55,145
- in the second to fifth year inclusive	16,407	33,121
	66,513	88,266
	345,088	372,951

16. Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group's business:

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Revenues received from a related company (note a)	115	4,105
Operating lease charges paid to related companies (note b)	(2,092)	(2,359)
Consulting service fees paid to a related company (note c)	(1,440)	-

(a) The Group entered into certain agreements based on normal commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited ("e-Kong"), during the year ended 31st December, 2000. Under these agreements, the Group enabled the customers of e-Kong to make international calls by providing it interconnection to the Group's international telecommunications service facility and referred the Group's subscribers of international telecommunications service to make international calls directly through a web site of e-Kong. Such arrangements were terminated effective from 26th September, 2001 pursuant to a revised agreement entered on the same date. The revenue from international telecommunications service during the six months ended 30th June, 2002 was HK$115,000 (2001: HK$4,105,000).

Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and e-Kong.

(b) The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries and related companies of certain beneficial shareholders of the Company to lease a number of premises for the Group's operating activities.

(c) The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited ("Lifetree") which provided various software development and consulting services to the Group during the six months ended 30th June, 2002.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

17. Subsequent events

On 30th July, 2002, the Group entered into various documents to effect certain amendments to its bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group for business development and/or cost saving measures, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. Details can be referred to the announcement on "Amendments to Nortel and UOB Facilities" dated 31st July, 2002.

The Company also announced on 23rd August, 2002 that the operations of Shell & SUNDAY Mobile Communications Limited, the joint venture formed with Shell Hong Kong Limited, will be shut down effective 26th September, 2002.

Management Discussion and Analysis

SUNDAY has delivered significantly improved operating results during the period under review. The Group recorded EBITDA of HK$102 million, an improvement of HK$60 million over the corresponding period last year. Loss for the period decreased by 42% to HK$66 million. The Group also recorded positive cash flow of HK$73 million from operating activities as compared with a cash outflow of HK$75 million from operating activities during the first half of 2001. This positive cash flow from operations covered finance costs and maintenance capital expenditure.

The Group has focused on ensuring stable and cost-effective operations. Improvements in operating performance stem from the efforts made in churn reduction, ongoing cost control and business process re-engineering. Subscriber numbers, mobile services revenue and monthly average revenue per user ("ARPU") have all improved.

SUNDAY's management is confident of managing its debt and repayment schedule under the existing financing arrangements. As at 30th June, 2002, the Group had cash reserves and available revolving facility of HK$868 million. Net debt at 30th June, 2002 amounted to HK$597 million. Net debt will increase slightly through the end of 2002 to complete our final phase of 2.5G network enhancement before 3G, and will begin to reduce thereafter. SUNDAY has already paid its first 5 years of 3G licence fees and capital expenditure for 3G rollout is not expected until 2004, when appropriate financing arrangements will be made.

SUNDAY is well-prepared to take advantage of the next phase in wireless communications, and is positioned for future growth with a lean operating structure, a segmented approach to the market and a solid rollout plan for new data services.

Review of Operations

Total mobile subscribers increased by 18% to 570,000 as at 30th June, 2002 as compared with 30th June, 2001, and increased by 3% as compared with 31st December, 2001. Revenue from the mobile services business for the six months ended 30th June, 2002 recorded a 3% increase to HK$594 million as compared with the corresponding period in 2001 and increased by 1% as compared with the second half of 2001. The gross profit of the mobile services business was stable at 82%.

The mobile services business has improved continuously during the period. ARPU has shown a rising trend since the second quarter this year with increased wireless data revenue. ARPU improved to HK$210 in June 2002 from HK$205 in December 2001, reversing the painful trend observed for the past four years of sharply declining ARPU. ARPU for June 2001 was HK$224. The monthly churn rate, calculated as a percentage of opening subscribers, was reduced to 4.7% in June 2002 from 10.7% in June 2001 and 7.8% in December 2001, with the implementation of effective retention programs and an easing of market competition.

Revenues from the sales of mobile phones and accessories for the six months ended 30th June, 2002 dropped by 57% to HK$63 million. As the Group does not earn a profit from selling handsets, this decline in revenues is favourable for the Group. The revenues and the gross profit from international telecommunications and other services remained stable and relatively small.

Therefore, while the total turnover of the Group decreased by 9% to HK$664 million for the six months ended 30th June, 2002, mobile services revenue increased by 3% resulting in improved gross profit for the Group. Gross profit increased by HK$33 million, or 7%, to HK$494 million for the period.

The Group continues to streamline its operations and to exercise tight financial controls to reduce operating costs. Operating costs (excluding depreciation) for the six months ended 30th June, 2002 decreased by HK$26 million or 6% to HK$393 million as compared with the corresponding period of 2001, even though there was an 18% increase in subscriber numbers and a 16% increase in the number of cell sites to enhance coverage. The Group recorded EBITDA of HK$102 million for the six months ended 30th June, 2002, an improvement of HK$60 million as compared with the corresponding period last year.

During the period, the Group set up an operations centre in Shenzhen to provide various support services to SUNDAY, and to better position SUNDAY for future opportunities to provide services in China. The new centre will help to reduce operating costs as well as to enhance service quality by leveraging the lower labour costs in China. It is expected that the benefits from this new centre will be fully reflected in the Group's results in 2003.

Net loss for the six months ended 30th June, 2002 was HK$66 million as compared with HK$114 million in the corresponding period of 2001. The better performance was mainly attributable to the improvements in operating results as mentioned above, and partly offset by the share of losses from joint ventures of HK$11 million.

Capital expenditure incurred during the period amounted to HK$54 million, and was mainly for enhancement of the mobile network for data services, and setting up the Shenzhen operations centre. In terms of cash flow, capital expenditure payment including deposit payment for the period amounted to HK$36 million, and direct drawdown from the revolving facility provided by Nortel Networks (Asia) Limited ("Nortel") amounted to HK$50 million. Following the investment made by the Group through the end of 2002 to expand coverage and provide capacity for GPRS services, capital expenditure in the near future will be mainly for maintenance of the 2G/2.5G network.

In January 2002, SUNDAY formed a 50:50 joint venture company with the Shell Group to operate as a mobile virtual network operator ("MVNO") on a pilot project basis. The pilot project provided SUNDAY with valuable operating and strategic understanding of MVNO potential within Hong Kong. Upon completion of the pilot project in August, it was determined that MVNOs have limited potential and the decision was made to shut down the joint venture. This experience in running an MVNO operation reinforces the Group's belief that owning a 3G network licence as SUNDAY does in Hong Kong, is essential for value creation in the future and that those companies without networks will have limited upside opportunity.

Prospects

SUNDAY is well positioned for future growth despite the expectation that the market will remain tough and competitive in the coming year. SUNDAY's improved business performance is expected to continue. In addition to the company's ability to manage its debt and repayment schedule under existing financing arrangements, the re-engineering and cost control measures of the past 18 months have delivered a leaner operating business and low cost base that is essential to effectively compete in a maturing, competitive market.

SUNDAY is, therefore, well prepared to benefit from the next phase of mobile services development. The Group is developing a segmented approach to the market in order to enhance customer retention, derive greater value and drive future revenue growth through the delivery of tailor-made service offerings. As part of this approach and to enhance the specific products and services demanded by individual segments, SUNDAY has a solid rollout plan for new data services. The Group intends to make the most of these opportunities over the coming six to twelve months, while continuing to concentrate on improving operating efficiency.

Liquidity and Financial Resources

The Group recorded positive cash flow of HK$73 million from operating activities during the six months ended 30th June, 2002 as compared with a cash outflow of HK$75 million during the corresponding period in 2001. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the revolving facility from Nortel.

The outstanding bank loan and vendor loan balances as at 30th June, 2002 are repayable in nine quarterly instalments through September 2004, and are secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company. The bank loans and the vendor loans bear interest at prevailing market rates.

On 17th May, 2002, the expiry date of the revolving facility provided by Nortel was extended to 11th September, 2004. During the period, HK$174 million was drawn down from the revolving facility.

As at 30th June, 2002, the Group had total bank and vendor loans of HK$828 million, cash reserves of HK$231 million and available revolving facility of HK$637 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$597 million, and net debt to equity ratio was 83% as at 30th June, 2002. The Group has already paid an amount of HK$250 million to the Office of Telecommunications Authority (in October 2001) as prepayment for the first five years' minimum annual fees of the 3G licence.

On 30th July, 2002, the Group entered into various documents to amend its bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. The Directors believe that the agreed amendments to the financing documentation are beneficial to the Group. Details of the amendments were disclosed in an announcement by the Company dated 31st July, 2002.

Foreign Exchange Exposure

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the long-term vendor loan facility. As at 30th June, 2002, the outstanding vendor loans amounted to approximately US$42 million but the Group also had bank deposits of US$16 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR") and the net SDR-denominated payables were insignificant as at 30th June, 2002. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Employees and Share Option Scheme

The Group employed 976 full-time employees as at 30th June, 2002, of which 239 employees are in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June, 2002 amounted to HK$119 million, which was comparable to the corresponding period in 2001.

The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include a mandatory provident fund scheme, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted an employee share option scheme on 1st March, 2000 ("Old Scheme"). On 22nd May, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Scheme") and termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of existing options granted. Details of the New Scheme were disclosed in the circular to shareholders dated 24th April, 2002.

No share options were granted during the six months ended 30th June, 2002 under the New Scheme or the Old Scheme. Details of the share options outstanding as at 30th June, 2002 which were granted under the Old Scheme are as follows:

	Options held at 1st January, 2002	Options granted during the period	Options exercised during the period	Options lapsed during the period	Options held at 30th June, 2002	Exercise price HK$	Grant date [2]	Exercisable until
Executive Directors [3]	90,000,000	-	-	-	90,000,000	1.01	31/05/2000	30/05/2010
Chief Executive [3]	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Continuous contract employees	26,265,646	-	-	486,394 [1]	25,779,252	3.05	23/03/2000	22/03/2010
	30,551,857	-	-	1,114,034 [1]	29,437,823	1.01	31/05/2000	30/05/2010
	2,096,009	-	-	313,822 [1]	1,782,187	3.05	31/05/2000	30/05/2010
	3,828,177	-	-	327,792 [1]	3,500,385	1.01	19/01/2001	18/01/2011

Notes:
(1) These share options lapsed during the period upon the cessation of the employment of certain employees.
(2) Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.
(3) Details of the options granted to the Executive Directors and Chief Executive of the Company are set out on page 18 of this Interim report under the heading of "Directors' and Chief Executive's Interests in Securities".

Directors' and Chief Executive's Interests in Securities

As at 30th June, 2002, the interests of the Directors and chief executive in the securities of the Company and its associated corporation as recorded in the register kept by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or as otherwise notified to the Company were as follows:

Interests in shares of the Company

Name of Director/Chief Executive	Number of Shares: Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Edward Wai Sun Cheng [1]	-	-	-	345,000,000	345,000,000
Craig Edward Ehrlich	500,000	-	-	-	500,000
Fergus Wilmer	800,000	-	-	-	800,000

Interests in shares of an associated corporation (within the meaning of the SDI Ordinance)

- Mandarin Communications Limited

Name of Director	Number of Shares: Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Edward Wai Sun Cheng [1]	-	-	-	188,100,000	188,100,000

Interests in share options of the Company

- Under the share option scheme adopted on 1st March, 2000

Name of Director/ Chief Executive	Options held at 1st January, 2002	Options granted during the period	Options exercised during the period	Options lapsed during the period	Options held at 30th June, 2002	Exercise price HK$	Grant date [2]	Exercisable until
Richard John Siemens	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Edward Wai Sun Cheng	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
William Bruce Hicks	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Kuldeep Saran	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Andrew Chun Keung Leung	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Craig Edward Ehrlich	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010
Fergus Wilmer	15,000,000	-	-	-	15,000,000	1.01	31/05/2000	30/05/2010

Notes:

(1) Mr. Edward Wai Sun Cheng is a beneficiary of a trust which assets include indirect interests in 21.4% of the issued share capital of USI Holdings Limited ("USI"). USI is interested in 345,000,000 shares of the Company and 188,100,000 non-voting deferred shares of Mandarin Communications Limited.

(2) The share options were granted pursuant to the Share Option Scheme adopted by the Company on 1st March, 2000. Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

During the period under review, none of the Directors or chief executive had exercised any share options in the Company.

Save as disclosed above, none of the Directors or chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the period under review.

Substantial Shareholders' Interests in the Company

As at 30th June, 2002, the following parties (other than a Director or chief executive of the Company) were, directly or indirectly, interested or deemed to be interested in 10% or more of the nominal value of the issued share capital of the Company as recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance or as otherwise notified to the Company:

Name of shareholders	Number of shares	Percentage of total issued shares
Distacom Communications Limited ("Distacom") (1)	1,380,000,000	46.2%
Distacom International Limited (1)	1,380,000,000	46.2%
Sinomax Capital Limited (1)	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited (2)	345,000,000	11.5%
USI Holdings Limited (3)	345,000,000	11.5%

Notes:

(1) These interests were held through Distacom's wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

(2) These interests were held through USI Holdings (B.V.I.) Limited's wholly-owned subsidiary, Townhill Enterprises Limited.

(3) USI Holdings Limited was taken to be interested in 345,000,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. The 345,000,000 shares in which USI Holdings Limited was interested are the same parcel of shares referred to in "Other Interests" of Mr. Edward Wai Sun Cheng under "Directors' and Chief Executive's Interests in Securities". These shares therefore duplicate each other.

Save as disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

Other Information

Corporate Governance

Code of Best Practice

The Group is committed to high standards of corporate governance. It has complied throughout the six months ended 30th June, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

Audit Committee

The Audit Committee of the Company is chaired by Mr. Robert John Richard Owen, an independent Non-executive Director. During the period, the Audit Committee met regularly with the external auditors and the Company's internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee also followed up with management regularly on the management actions arising from the audits.

The Audit Committee has reviewed the condensed interim accounts and the Interim Report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Interim Report has not been audited but has been reviewed by the Company's external auditors.

Committee and Board Meetings

Since 1st January to 12th September, 2002, the Board of Directors has met three times, and the Audit Committee has met twice. The Executive Management Committee has met ten times in addition to frequent informal meetings with the senior management.

Purchase, Sale or Redemption of Shares

During the six months ended 30th June, 2002, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 12 September, 2002


SUNDAY

SUNDAY Communications Limited

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Company is, in accordance with Rule 2.07B(2) of the Listing Rules, making adequate arrangements to ascertain the wishes of its shareholders as to which language version of the Corporate Communications of the Company they wish to receive in the future.

INTRODUCTION

Pursuant to the relevant Listing Rules and the Company's Articles of Association, the Company is permitted to send Corporate Communications to its shareholders either in the English language only, or the Chinese language only, or both the English and Chinese languages provided that the Company has made adequate arrangements to ascertain the wishes of its shareholders.

PROPOSED ARRANGEMENTS

The following arrangements have been or will be made by the Company in fulfilment of the requirements of the Listing Rules and the Company's Articles of Association:

1. The Company is sending a letter on or about 27th September, 2002 together with a pre-paid reply slip (the "First Letter"), prepared in English and Chinese, to its shareholders to enable them to select, amongst other things, to receive either English or Chinese or both versions of the Corporate Communications. The First Letter will explain that if no reply is received from the shareholders on or before 31st October, 2002, the following arrangements will apply, where applicable:

   - printed copies of all future Corporate Communications in Chinese only will be sent to all Hong Kong shareholders who are natural persons with a Chinese name; and
   - printed copies of all future Corporate Communications in English only will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address as appearing in the Company's register of members.

   Shareholders have the right at any time by reasonable notice in writing to the Company to change the choice of language of the Corporate Communications.

2. The Company will send the selected language version of the Corporate Communications to those shareholders who have made a selection and have elected to receive a printed copy of the Corporate Communications unless and until they notify the Company in writing that they wish to receive the Corporate Communications in the other (or both) language(s).

3. When the Corporate Communications are sent out according to the arrangements set out in paragraphs 1 and 2 above, a letter together with a pre-paid request slip (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the versions of the Corporate Communications sent out stating that the Corporate Communications prepared in the other language will be available upon request.

4. Corporate Communications in both English and Chinese versions and in accessible format will be available on the Company's website at www.sunday.com and a soft copy of the Corporate Communications in both languages will be filed with the Stock Exchange on the same day as such Corporate Communications are sent to the shareholders.

5. The Company is providing a dial-up hotline service (Tel: 2113 6950) to enable shareholders to make enquiry of the Company's proposed arrangements.

6. The First Letter and the Second Letter will mention that Corporate Communications will be available in both languages on the Company's website and that a dial-up hotline service will be provided as mentioned in paragraphs 4 and 5 above respectively.

This announcement is made pursuant to paragraph (8) of the note to Rule 2.07B(2) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	SUNDAY Communications Limited
"Corporate Communications"	any document issued or to be issued by the Company for the information or action of its shareholders as defined in Rule 1.01 of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 26th September, 2002

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: ______________________________
Name: Janet Ching Man Fung
Title: Company Secretary

Date: September 30, 2002